

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Charles Wheeler
Chief Executive Officer, President and Director
c/o Greenbacker Capital Management LLC
535 Fifth Avenue, Suite 421
New York, NY 10017

>   **Re: Greenbacker Renewable Energy Company LLC**
>   **Pre-effective Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed June 19, 2013**
>   **File No. 333-178786-01**

Dear Mr. Wheeler:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Index to Financial Statements, page F-1

1. Page 24 suggests you intend to use a fiscal year-end of December 31, rather than June 30 as previously disclosed. Please tell us the reason for the change in fiscal year and disclose your fiscal year-end in your financial statements. Since you were in existence at your most recent fiscal year-end (December 31, 2012) and more than 45 days have elapsed since that date, please provide an audited consolidated statement of assets and liabilities as of December 31, 2012 and an audited statement of operations for your most recent fiscal year. If operations and expenses are minimal, you may present an audited footnote summarizing such activity in lieu of the statement of operations. You should also provide an updated unaudited interim consolidated statement of assets and liabilities and statement of operations as of a quarter-end within 135 days of the filing or anticipated effective date of the registration statement. Please present such financial statements in comparative format.

Consolidated Notes to Statement of Assets and Liabilities, page F-4

Note 2—Summary of Significant Accounting Policies, page F-4

Organization and Offering Costs, page F-7

2. We note your responses to comments six and seven in our letter dated May 23, 2013 and reissue these comments. Please revise your disclosures on pages F-7 and F-10 or advise.

Note 4—Related Party Arrangements, page F-10

3. Please revise your disclosures regarding related party fees and reimbursement obligations for consistency between this note and note 4 to the Consolidated Statement of Assets and Liabilities as of June 18, 2013 or tell us why the disclosures should be different. By way of example, we note there are disclosures under the heading O&O costs – Advisor that are provided on page F-11 but omitted on page F-22, and conversely, we note there are disclosures under the heading Base Management Fees – Advisor on page F-22 that are omitted on page F-11.

Part II, Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-2

4. We note your response to comment eight in our letter dated May 23, 2013. We continue to believe that undertakings (7) and (8) do not apply to your business. Please revise to delete undertakings (7) and (8).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay L. Bernstein, Esq., Clifford Chance